Filed by Encana Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Newfield Exploration Company

(Commission File No. 001-12534)

This filing consists of a message to employees from Douglas J. Suttles, President & Chief Executive Officer of Encana Corporation

Important Information for Investors and Shareholders

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

In connection with the proposed transaction between Encana and Newfield, Encana will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that is expected to include a Joint Proxy Statement of Encana and Newfield that will also constitute a Prospectus of Encana (the “Joint Proxy Statement/Prospectus”). Encana and Newfield plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF ENCANA AND NEWFIELD ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ENCANA, NEWFIELD, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Encana and Newfield through the website maintained by the SEC at www.sec.gov. Investors will also be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with Canadian securities regulatory authorities by Encana, through the website maintained by the Canadian Securities Administrators at www.sedar.com. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC and Canadian securities regulatory authorities on Encana’s website at www.encana.com or by contacting Encana’s Corporate Secretary. Copies of the documents filed with the SEC by Newfield will be available free of charge on Newfield’s website or by contacting investor relations.

Participants in the Merger Solicitation

Encana, Newfield and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Encana and the stockholders of Newfield in connection with the transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the Joint Proxy Statement/Prospectus described above when it is filed with the SEC and Canadian securities regulatory authorities. Additional information regarding Encana’s directors and executive officers is also included in Encana’s Notice of Annual Meeting of Shareholders and 2018 Proxy Statement, which was filed with the SEC and Canadian securities regulatory authorities on March 23, 2018, and information regarding Newfield’s directors and executive officers is also included in Newfield’s 2018 Proxy Statement, which was filed with the SEC on March 29, 2018. These documents are available free of charge as described above.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS - This communication contains certain forward-looking statements or information (collectively, “FLS”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995. FLS include: becoming a leading multi-basin company; timing of closing of the transaction; the expectation that the closing conditions, including shareholder approvals and regulatory approvals, will be satisfied; anticipated benefits from the transaction; Encana’s intent to raise its dividend and increase its share buyback following closing; Encana’s position relative to peers; anticipated production and commodity mix; anticipated 2019 net debt to EBITDA; anticipated synergies; expectation that the transaction is accretive to all metrics in Encana’s five-year plan; number of risked well locations and unrisked resource; and benefits of a multi-basin portfolio. Readers are cautioned against unduly relying on FLS which, by their nature, involve numerous assumptions, risks and uncertainties that may cause such statements not to occur, or results to differ materially from those expressed or implied. These assumptions include: assumptions contained in Encana’s corporate guidance and five-year plan; ability to satisfy closing conditions, regulatory and shareholder approvals; future commodity prices and differentials; data contained in key modeling statistics; effectiveness of Encana’s drive to productivity and efficiencies; results from innovations; enforceability of transaction agreements; and expectations and projections made in light of, and generally consistent with, Encana’s historical experience and its perception of historical trends, including with respect to the pace of technological development, benefits achieved and general industry expectations. Risks and uncertainties that may affect these business outcomes include: integration of Encana and Newfield and the ability to recognize the anticipated benefits from the combination of Encana and Newfield ability to obtain required shareholder and regulatory approvals for the transaction, timing thereof and risk that such regulatory approvals may result in the imposition of conditions that could adversely affect the expected benefits of the transaction; risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; risks relating to the value of the Encana common shares to be issued in connection with the transaction; disruption to Encana’s and Newfield’s respective businesses that could result from the announcement of the transaction; variability and discretion of Encana’s board of directors to declare and pay dividends, if any; variability in the amount, number of shares and timing of purchases, if any, pursuant to the share repurchase program; commodity price volatility; counterparty and credit risk; impact of a downgrade in a credit rating, including to refinance debt required to be repaid because of a downgrade, and its impact on access to sources of liquidity; risks inherent in Encana’s corporate guidance and five-year plan; failure to achieve cost and efficiency initiatives; and other risks and uncertainties impacting Encana’s business, as described in its most recent Annual Report on Form 10-K and as described from time to time in Encana’s other periodic filings as filed on SEDAR and EDGAR. Although Encana believes the expectations represented by such FLS are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the assumptions, risks and uncertainties referenced above are not exhaustive. FLS are made as of the date of this news release and, except as required by law, Encana undertakes no obligation to update publicly or revise any FLS. FLS contained in this news release are expressly qualified by these cautionary statements.

ECN Message (from Doug)

Headline: Announcing a strategic combination with Newfield Exploration, an increase to our dividend and expansion of share buyback program

I am very excited to tell you that earlier this morning, in parallel with our third quarter results, we announced a strategic combination with Newfield Exploration. Together we become the second largest producer of ‘shale’ resources, have an incredible portfolio of high-quality investment opportunities in the best plays in North America, a track record of delivery and innovation and a very strong balance sheet. Upon completion, Encana will acquire 100 percent of the stock of Newfield. In addition to the combination, we announced that we are expanding our share buyback program to $1.5 billion and increasing our dividend by 25 percent, highlighting our ability to deliver quality growth and shareholder returns.

The Newfield team has done a tremendous job capturing premium positions in some of North America’s best plays. This includes 360,000 net acres in the world-class, oil-rich, STACK/SCOOP. This stacked pay asset contains approximately 3 billion barrels of net unrisked resource and over 6,000 gross risked well locations. We see a big opportunity to work with our new colleagues from Newfield to enhance and accelerate the value of this asset by applying our cube development approach. Their portfolio also includes positions in the core of the Bakken and Uinta oil plays and a natural gas asset in the Arkoma.

This transaction complements and strengthens our already world-class portfolio, which includes premium positions in the best parts of North America’s best plays. Upon closing, Encana will become North America’s second largest producer of unconventional resources, with total production of 577,000 BOE/d, including liquids production of 300,000 bbls/d.

Our ability to undertake this transaction is testimony to our collective accomplishments over the past few years. By embracing our culture and values, we have created a company that is widely recognized as a leader in developing unconventional resources and a consistent driver of efficient growth and quality returns.

I’ll talk more about this strategic transaction during this afternoon’s Virtual Town Hall, which we have rescheduled to 2 p.m. MST. In a change to the usual format, this video broadcast will be delivered directly to your desktop computer via an email which will contain a link to my video message. It will also be available on the ECN homepage.

Following this video broadcast, at 2:15 p.m., members of the ELT will host Q&A events for all employees in Denver and Calgary. I encourage you to attend a Q&A session to talk about this exciting announcement and to ask the ELT any questions you may have (details below).

Doug

ELT Q&A sessions – Denver and Calgary (2:15 – 3 p.m.)

Please note these Q&A sessions may be standing room only. In the event any venue reaches capacity, please hang tight, as the ELT members will hold another session immediately after the first session wraps up.

Denver:	RP 40 (Castle/Pyramid/Maroon Peak) – 2:15 – 3 p.m.

The Den – 2:15 – 3 p.m.

Calgary:	54th Floor Auditorium – 2:15 – 3 p.m.

54th Floor Mountain View Room – 2:15 – 3 p.m.